P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

201 County Court Blvd., Suite 304, Brampton, Ontario, L6W 4L2
Ph: 905-595-0575 Fax: 905-595-0578 www.peconsulting.ca

EXHIBIT 99.14

CONSENT OF EUGENE PURITCH

To: **United States Securities and Exchange Commission**

Re: **Fury Gold Mines Limited (the "Company")**
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2020 to be filed by the Company with the United States Securities and Exchange Commission (the "**SEC**") and any amendments thereto (the "**Annual Report**"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2020 (the "**AIF**"), and the Company's Management Discussion and Analysis for the year ended December 31, 2020 (the "**MD&A**").

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following Technical Report (the "**Technical Report**"):

- Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada" with an effective date of February 4, 2018 and a report date of July 3, 2018

and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF, the MD&A and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF and the MD&A.

Dated March 31, 2021

Sincerely,

/s/ "Eugene Puritch"

Eugene Puritch, P.Eng., FEC, CET
President
P&E Mining Consultants Inc.